

18006022

Washington, D.C. 20549

SEC MAIL PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Received

MAR 0 1 2018

WASH. D.C.

SEC FILE NUMBER
8-66981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2017___ AND ENDING ___12/31/2017___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GroupArgent Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

80 Broad Street - Suite 3203
                          (No. and Street)

New York   **NY**   **10004**
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins   **603-216-8933**
                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

YSL & Associates
                          (Name - if individual, state last, first, middle name)

11 Broadway - Suite 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X]   Certified Public Accountant

[ ]   Public Accountant

[ ]   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, _____ Pierre-Georges Roy _____, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____ GroupArgent Securities, LLC _____, as of _____ December 31, 2017 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Subscribed and sworn
to before me,
this 13th day of FEBRUARY 2018

_____
Notary Public

_____
Signature

_____
Managing Director
Title

This report* contains (check all applicable boxes):

[✓]	(a)	Facing page.
[✓]	(b)	Statement of Financial Condition.
[ ]	(c)	Statement of Income (Loss).
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
[ ]	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
[ ]	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
[ ]	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[✓]	(l)	An oath or affirmation.
[ ]	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
[ ]	(n)	Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROUPARGENT SECURITIES, LLC

CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GroupArgent Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GroupArgent Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC.

We have served as GroupArgent Securities, LLC's auditor since 2016.

New York, NY

February 20, 2018

GROUPARGENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash and cash equivalents	$	254,715
Due from Parent		168,433
Accounts receivable		4,422
Prepaid FINRA fees		285
Security deposit		1,000
TOTAL ASSETS	$	428,855

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

TOTAL LIABILITIES	-
MEMBER'S EQUITY	428,855
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 428,855

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

   GroupArgent Securities, LLC (the Company) was organized in New York in April 2005, and is a wholly owned subsidiary of GroupArgent, LLC (the Parent). The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and Securities Investor Protection Corporation - SIPC. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

   The Company is engaged in the business of private placements, strategic advisory services and mergers and acquisitions to a select group of customers. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect its own principal transactions and activities.

2. **Summary of Significant Accounting Policies**

   The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements:

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   At December 31, 2017, cash includes amounts on hand and on deposit at financial institutions.

   Revenue Recognition and Accounts Receivable

   The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

   Income Taxes

   No provision for federal or state income taxes have been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

   The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that, a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2017, the Parent's U.S. federal return and state returns for the years 2014 onward are open under the normal statute of limitations. As of December 31, 2017, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1),which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $254,715, which was $249,715 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

Advances to affiliates, contributions and distributions and other withdrawals are subject to certain notifications and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4. **Concentrations and Economic Dependency**

The Company's revenues are related to fees collected and there is no assurance of future revenues from these funds. Three customers accounted for 80% of revenues in 2017.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts thru December 31, 2017. As of December 31, 2017, there were no cash equivalent balances held in any account that were not fully insured.

5. **Fair Value of Financial Instruments**

Cash and cash equivalents are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments

6. **Commitments and Contingencies**

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2017, the Company was in compliance with this rule.

7. **Related Party Transactions**

The Company has an expense sharing agreement with the parent to share the personnel, administrative service and use of office space related to the Company's operation. In 2017 the total allocated expenses is $1,477,284 and the Company paid to its parent company $1,600,000 for allocated expenses. In addition, the Parent paid travel expenses on behalf of the Company in the amount of $21,825 without seeking reimbursement. As of December 31, 2017, the Parent owed the Company $168,433.

8. **Recently Issued Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements

9. **Subsequent Events**

The Company has evaluated all events or transactions that occurred after December 31, 2017 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure